UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

América Móvil’s fourth quarter of

2020 financial and operating report

Mexico City, February 9th, 2021 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the fourth quarter of 2020.

●

We added 6.8 million wireless subscribers in the quarter, twice as many as in the precedent quarter. They included 2.7 million mobile postpaid subscribers of which almost two millon subs came from Brazil, 223 thousand from Peru and 201 thousand from Colombia. In the prepaid segment we gained 4.0 million clients, with Brazil and Mexico adding 1.2 million subs each.

●	Fixed-broadband is still the main driver on the fixed-line platform: we connected 208 thousand new accesses, a 5.4% increase of our installed base.

●

Fourth quarter revenues of 255 billion pesos were down 3.1% in Mexican peso terms from the year-earlier quarter with equipment revenues falling 9.4% and service revenues that were almost flat from a year before. However, service revenues expanded 2.2% year-on-year at constant exchange rates driven by postpaid revenues, up 6.3% and fixed-broadband revenues that rose 8.4%.

●

EBITDA of 82.9 billion pesos was up 1.3% in Mexican peso terms; at constant exchange rates it increased 5.3%. Correcting for a one-off effect booked in the fourth quarter of 2019 concerning the restructuring of certain lease agreements, consolidated EBITDA would have increased 7.6% at constant exchange rates. Our EBITDA margin stood at 32.5%, up 1.4 percentage points from a year before.

●

Our 40.4 billion pesos operating profit and 15.4 billion pesos in comprehensive financing income resulted in a net profit of 37.3 billion pesos in the quarter, 79.6% higher than in the year-earlier quarter.

●

Our cash flow enabled us to cover capital expenditures of 129.6 billion pesos, shareholder distributions of 14.7 billion pesos, pension and other labor-related liabilities in the amount of 18.2 billion pesos and to reduce our net debt by 64.9 billion pesos throughout the year.

●	At the end of December our net debt stood at 647 billion pesos, equivalent to 1.93 times EBITDA under IAS 17.

We will host our conference call to discuss 4Q20 financial and operating results on February 10th at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

América Móvil’s Fundamentals

	4Q20	4Q19

Earnings per Share (Mex$)(1)	0.56	0.31

Earning per ADR (US$)(2)	0.54	0.33

EBITDA per Share (Mex$)(3)	1.24	1.24

EBITDA per ADR (US$)	1.20	1.28

Net Income (millions of Mex$)	37,312	20,774

Average Shares Outstanding (billion)	66.73	66.01

(1) Net Income I Average Shares Outstanding

(2) 20 shares per ADR

(3) EBlTDA I Average Shares Outstanding

América Móvil’s Subsidiaries as of December 2020

Country	Brand	Business	Equity Participation

Mexico	Telcel	wireless	100.0%

	Telmex	wireline	98.8%

	Sección Amarilla	other	100.0%

	Telvista	other	90.0%

Argentina	Claro	wireless	100.0%

	Telmex	wireline	100.0%

Brazil	Claro	wireless/wireline	99.6%

Chile	Claro	wireless	100.0%

	Telmex	wireline	100.0%

Colombia	Claro	wireless/wireline	99.4%

Costa Rica	Claro	wireless	100.0%

Dominicana	Claro	wireless/wireline	100.0%

Ecuador	Claro	wireless/wireline	100.0%

El Salvador	Claro	wireless/wireline	95.8%

Guatemala	Claro	wireless/wireline	99.3%

Honduras	Claro	wireless/wireline	100.0%

Nicaragua	Claro	wireless/wireline	99.6%

Panama	Claro	wireless/wireline	100.0%

Paraguay	Claro	wireless/wireline	100.0%

Peru	Claro	wireless/wireline	100.0%

Puerto Rico	Claro	wireless/wireline	100.0%

Uruguay	Claro	wireless/wireline	100.0%

USA	Tracfone	wireless	100.0%

Netherlands	KPN	wireless/wireline	19.7%

Austria	Telekom Austria	wireless/wireline	51.0%

The reported figures for Argentina corresponding to the fourth quarter of 2020 are presented in accordance with a) IAS29 reflecting the effects of the adoption of inflationary accounting that became mandatory after the Argentinean economy was deemed to be hyperinflationary in the third quarter of 2018 and b) IAS21 translated to Mexican pesos using the end-of-period exchange rate.

All comparisons at constant exchange rates for America Movil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

In December we received a resolution issued by the Federal Telecommunications Institute (IFT) on its evaluation of the asymmetrical regulations imposed on March 2014 to Telcel and Telmex, as preponderant agents. In general terms, for fixed services, it resolved: (i) the use of a long-run average incremental costs model to determine the local loop indirect access services rates, and that IFT may determine competitive geographic zones where such rates will be determined by Telmex; (ii) for dedicated-link leasing services, the IFT may determine competitive geographic zones where rates will be determined pursuant to a price cap methodology and (iii) certain operative and informational modifications to the electronic management system. In the mobile segment, the main additions and modifications are related to: (i) detail of information required for rate economic replicability analysis and (ii) rules applicable to purchase of handsets in installments by Telcel’s end users. The resolution will be challenged in accordance with applicable law.

On December 14th we informed that the offer submitted by our Brazilian subsidiary, Claro, jointly with Telefónica Brasil and TIM for the acquisition of the mobile business owned by Oi Group was accepted. The offer is in the amount of R$16.5 billion, of which Claro will pay 22%. In consideration of such amount, Claro will receive 32% of Oi Group’s mobile business customer base and approximately 4.7 thousand mobile access sites. The closing of the transaction is subject to customary conditions including regulatory approvals from Anatel and Conselho Administrativo de Defesa Econômica, CADE.

On this date, our Board of Directors approved a plan to spin-off our towers from América Móvil in Latin America. This spin-off will maximize the value of the infrastructure by becoming an independent entity entirely focused on development, construction and co-location of towers for wireless services. We expect to complete the reorganization of assets in 2021.

Access Lines

In light of greater observed and expected COVID contagion rates some countries imposed new confinement measures in various cities in December. Nonetheless, trends for the quarter generally show good results in terms of mobile net additions overall.

After net additions of 6.8 million in the quarter—twice as many as in the precedent quarter—we finished the year with 287 million wireless subscribers. Net additions included 2.7 million postpaid subscribers and 4.0 million prepaids. Brazil led the way in terms of postpaid growth after adding almost two million subs, followed by Peru with 223 thousand and Colombia with 201 thousand; our postpaid base was up 10.1% year-on-year to 98 million subs. Mexico and Brazil added 1.2 million prepaid subs each and Colombia 784 thousand.

On the fixed-line platform we connected 208 thousand broadband accesses, almost half of them in Colombia, bringing the total to 29.8 million, 5.4% more than a year before. Pay TV units and fixed voice lines were down -3.8% and -4.0%, respectively. We ended December with 81 million fixed-line RGUs.

Wireless Subscribers as of December 2020

	Total(1) (Thousands)

Country	Dec ’20	Sep ’20	Var.%	Dec ’19	Var.%

Argentina, Paraguay and Uruguay	24,234	23,996	1.0%	24,634	-1.6%

Austria & CEE	21,864	21,609	1.2%	21,296	2.7%

Brazil	63,140	60,005	5.2%	54,488	15.9%

Central America	15,044	14,533	3.5%	15,488	-2.9%

Caribbean	6,422	6,237	3.0%	6,244	2.9%

Chile	6,435	6,505	-1.1%	6,873	-6.4%

Colombia	33,009	32,024	3.1%	31,104	6.1%

Ecuador	7,929	7,822	1.4%	8,493	-6.6%

Mexico	77,789	76,563	1.6%	76,918	1.1%

Peru	10,948	10,552	3.8%	11,611	-5.7%

USA	20,682	20,876	-0.9%	20,876	-0.9%

Total Wireless Lines	287,497	280,722	2.4%	278,027	3.4%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of December 2020

	Total(1) Thousands

Country	Dec ’20	Sep ’20	Var.%	Dec ’19	Var.%

Argentina, Paraguay and Uruguay	1,459	1,385	5.3%	1,114	30.9%

Austria & CEE	6,050	6,066	-0.3%	6,143	-1.5%

Brazil	32,648	32,952	-0.9%	34,048	-4.1%

Central America	4,247	4,227	0.5%	4,409	-3.7%

Caribbean	2,558	2,532	1.0%	2,528	1.2%

Chile	1,377	1,391	-1.0%	1,400	-1.6%

Colombia	8,318	8,155	2.0%	7,613	9.3%

Ecuador	420	446	-6.0%	446	-5.8%

Mexico	21,925	22,011	-0.4%	21,992	-0.3%

Peru	1,739	1,787	-2.7%	1,603	8.5%

Total RGUs	80,740	80,953	-0.3%	81,297	-0.7%

(1) Fixed Line, Broadband and Television (Cable & DTH). Central America figures have been adjusted in accordance with the methodology used for all AMX operations.

América Móvil Consolidated Results

Going into the fourth quarter the economic recovery already underway appeared to be picking up speed throughout most of our region of operations, with confidence levels shooting up in November following the U.S. presidential election and, shortly thereafter, the announcements of the approval of vaccines meant to ward off the COVID-19 virus. In this context the Latin American currencies, which had depreciated sharply against the U.S. dollar as the pandemic began, strengthened notably, with the Mexican, Colombian and Chilean pesos rising approximately 10% vs. the dollar during the quarter. Other currencies did as well, including the euro and the Brazilian real, that appreciated 4.0% and 7.9%, respectively.

Fourth quarter revenues, 255 billion pesos were down 3.1% in nominal peso terms, with service revenues declining -0.3%. At constant exchange rates, service revenues actually increased 2.2%, faster than in the preceding quarter when they had risen 1.5%. The difference between the nominal peso increases and those at constant exchange rates have mostly to do with the Mexican peso having appreciated vs. most Latin American currencies, especially against the Brazilian real (22.9%)—which reduced the peso value of real-denominated revenues. This effect more than offset the impact on our peso revenues of the depreciation of the Mexican peso vis-à-vis the U.S. dollar and the euro, 6.2% and 13.0%, respectively.

The expansion of service revenues was driven by that of mobile service revenues, which accelerated to 4.1% from 3.5% the prior quarter. For their part, fixed-line service revenues declined slightly, -0.9%, in what was their best performance in nearly a year.

Mobile postpaid revenues continued to be our top line item increasing 6.3%, up from 4.7% the prior quarter, with Austria, Puerto Rico, Peru, Brazil and Mexico all showing sequential improvements. Prepaid revenues decelerated slightly, from 2.5% in the third quarter to 2.3% in the fourth one.

Our second most important revenue line, fixed-broadband services, continued to perform well, expanding 8.4% in the quarter, slightly less than the 9.1% pace observed the prior quarter, as revenues decelerated in Mexico, Ecuador and Chile. PayTV revenues continued to decline, although less rapidly— -7.5% compared to -9.2% the prior quarter—reflecting improvements in Colombia, Austria and Chile.

EBITDA came in at 82.9 billion pesos. It was up 1.3% in Mexican peso terms and 5.3% at constant exchange rates, with the EBITDA margin expanding 1.4 percentage points to 32.5%. Most countries registered stronger EBITDA growth; in the case of Mexico, EBITDA declined 5.2% largely reflecting the impact of a one-off effect booked in the fourth quarter of 2019 concerning the restructuring of certain lease agreements. Correcting for this effect, consolidated EBITDA would have increased 7.6% at constant exchange rates.

América Móvil’s Income Statement Millions of Mexican pesos

	4Q20	4Q19	Var.%	Jan-Dec 20	Jan-Dec 19	Var.%

Service Revenues	206,739	207,296	-0.3%	851,822	824,933	3.3%

Equipment Revenues	46,212	50,980	-9.4%	159,026	172,983	-8.1%

Total Revenues*	255,029	263,141	-3.1%	1,016,887	1,007,348	0.9%

Cost of Service	73,353	74,101	-1.0%	302,881	297,193	1.9%

Cost of Equipment	48,039	50,969	-5.7%	167,546	174,544	-4.0%

Selling, General & Administrative Expenses	49,340	54,346	-9.2%	212,136	215,994	-1.8%

Others	1,436	1,923	-25.3%	4,725	5,862	-19.4%

Total Costs and Expenses	172,168	181,340	-5.1%	687,288	693,592	-0.9%

EBITDA	82,862	81,801	1.3%	329,599	313,756	5.0%

% of Total Revenues	32.5%	31.1%		32.4%	31.1%

Depreciation & Amortization	42,433	37,506	13.1%	164,244	158,915	3.4%

EBIT	40,429	44,295	-8.7%	165,355	154,841	6.8%

% of Total Revenues	15.9%	16.8%		16.3%	15.4%

Net Interest Expense	6,950	5,297	31.2%	33,600	31,627	6.2%

Other Financial Expenses	13,890	4,528	206.8%	-1,291	7,075	-118.2%

Foreign Exchange Loss	-36,244	-1,687	n.m.	65,366	-5,226	n.m.

Comprehensive Financing Cost (Income)	-15,404	8,138	-289.3%	97,675	33,476	191.8%

Income & Deferred Taxes	18,062	15,317	17.9%	16,366	51,034	-67.9%

Net Income before Minority Interest and Equity Participation in Results of Affiliates	37,772	20,840	81.3%	51,314	70,331	-27.0%

Equity Participation in Results of Affiliates	-4	-24	85.1%	-287	-18	n.m.

Minority Interest	-456	-41	n.m.	-4,174	-2,583	-61.6%

Net Income	37,312	20,774	79.6%	46,853	67,731	-30.8%

*Total revenues include Other Revenues.

n.m. Not meaningful.

Our operating profit was down 8.7% in peso terms to 40.4 billion pesos, as we increased charges for depreciation and amortization by 13.1%, having accelerated those associated with the Nextel operation we acquired in Brazil the year before.

In the fourth quarter we obtained a net financing income in the amount of 15.4 billion pesos stemming from foreign exchange gains of 36.2 billion pesos as the Mexican peso strengthened relative to the U.S. dollar and the euro. This helped bring about a net profit of 37.3 billion pesos, 79.6% higher than that of the year-earlier quarter. It was equivalent to 56 peso cents per share and 54 dollar cents per ADR.

Our operating cash flow allowed us to fund capital expenditures in the amount of 129.6 billion pesos, to cover 14.7 billion pesos of shareholders distributions and 18.2 billion pesos of pension and other labor-related liabilities, and to reduce our net debt by 64.9 billion pesos. Our net debt ended December at 647 billion pesos including capitalized lease obligations. It was equivalent to 1.93 times LTM EBITDA.

Balance Sheet - América Móvil Consolidated Millions of Mexican Pesos

	Dec ‘20	Dec ‘19	Var.%		Dec ‘20	Dec ‘19	Var.%

Current Assets				Current Liabilities

Cash, Marketable Securities & Other Short Term Ivestments	90,554	67,464	34.2%	Short Term Debt*	148,083	129,172	14.6%

Accounts Receivable	217,688	211,532	2.9%	Lease-Related Debt	25,068	25,895	-3.2%

Other Current Assets	10,385	10,747	-3.4%	Accounts Payable	225,995	268,484	-15.8%

Inventories	30,377	41,102	-26.1%	Other Current Liabilities	96,946	101,849	-4.8%

	349,005	330,844	5.5%		496,092	525,400	-5.6%

Non Current Assets				Non Current Liabilities

Plant & Equipment, gross	1,315,091	1,319,588	-0.3%	Long Term Debt	480,300	495,082	-3.0%

-Depreciation	699,314	680,244	2.8%	Lease-Related Debt	84,259	94,702	-11.0%

Plant & Equipment, net	615,777	639,343	-3.7%	Other Liabilities	208,138	189,843	9.6%

Rights of Use	101,977	118,003	-13.6%		772,697	779,627	-0.9%

Investments in Affiliates	1,830	2,474	-26.0%

Deferred Assets

Goodwill (Net)	143,053	152,900	-6.4%

Intangible Assets	133,457	125,169	6.6%	Shareholder’s Equity	237,888	226,907	4.8%

Deferred Assets	161,579	163,199	-1.0%

Total Assets	1,506,677	1,531,934	-1.6%	Total Liabilities and Equity	1,506,677	1,531,934	-1.6%

*Includes current portion of Long Term Debt.

Financial Debt of América Móvil* Millions

	Dec -20	Dec -19

Peso - denominated debt (MxP)	78,383	80,129

Bonds	51,283	58,129

Banks and others	27,100	22,000

U.S. Dollar - denominated debt (USD)	9,351	9,472

Bonds	9,351	8,975

Banks and others	0	497

Euro - denominated Debt (EUR)	9,780	11,165

Bonds	8,100	10,942

Commercial Paper	1,680	123

Banks and others	0	100

Sterling - denominated Debt (GBP)	2,200	2,750

Bonds	2,200	2,750

Reais - denominated Debt (BRL)	8,475	7,475

Bonds	8,475	7,475

Banks and others	0	0

Debt denominated in other currencies(1) (MxP)	32,610	26,045

Bonds	6,590	5,818

Banks and others	26,020	20,227

Total Debt (MxP)	628,383	624,254

Cash, Marketable Securities and Short Term Financial Investments (MxP)	90,554	67,464

Net Debt (MxP)	537,829	556,790

*This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.

(1) Includes Peruvian soles and Chilean pesos.

Mexico

In the fourth quarter we gained 1.2 million subscribers, practically all of them prepaid, to finish the year with 77.8 million subscribers. Our postpaid base increased 1.3% year-on-year whereas our prepaid base was up 1.1%. On the fixed-line platform we added 32 thousand broadband accesses and disconnected 119 thousand land-lines.

Revenues totaled 74.6 billion pesos. They were down 8.7% from the year before on account of reductions in equipment revenues, -16.9%, and a one-off revenue item booked under other revenues in the fourth quarter of 2019. Service revenues were practically flat year-on-year, -0.4%, as wireless service revenues increased 0.8% and fixed-line service revenues dropped -2.5%. Both postpaid and prepaid mobile revenues expanded slightly faster than they had the preceding quarter. At 154 pesos, wireless ARPU has practically recovered to pre-Covid levels.

EBITDA totaled 28.6 billion pesos, down 5.2% from the year-earlier quarter reflecting for the most part the extraordinary item mentioned above. Correcting for this effect, EBITDA would have increased 0.4%.

In the midst of the sanitary crisis, Telcel has prioritized continuity of service without compromising quality or speed. We have enhanced digital channels for customer care, sales and billing while at the same time made important efforts to keep traditional means of customer service for those who need them. We maintained a positive balance from Mobile Number Portability through 2020.

With its solid infrastructure and cybersecurity capabilities, Telmex has developed a portfolio of integrated IT solutions for its corporate clients based on Cloud and managed networks with top certifications for our data centers and cybersecurity. We have enabled small and medium enterprises to improve their productivity and remain efficient, operating in a safe digital environment that meets the actual needs of remote work. Telmex has been an important catalyst for digital transformation of Mexico.

INCOME STATEMENT - Mexico Millions of MxP

	4Q20	4Q19(1)	Var.%	Jan-Dec 20	Jan-Dec 19(1)	Var.%

Total Revenues*	74,573	81,710	-8.7%	283,827	295,183	-3.8%

Total Service Revenues	54,307	54,508	-0.4%	213,818	212,062	0.8%

Total Equipment Revenues	19,814	23,829	-16.9%	67,998	77,821	-12.6%

Wireless Revenues	55,084	58,382	-5.6%	205,606	210,319	-2.2%

Service Revenues	35,395	35,110	0.8%	138,182	135,573	1.9%

Equipment Revenues	19,689	23,272	-15.4%	67,424	74,746	-9.8%

Fixed Line Revenues	19,037	19,955	-4.6%	76,210	79,564	-4.2%

Service Revenues	18,912	19,398	-2.5%	75,636	76,489	-1.1%

Equipment Revenues	125	557	-77.7%	574	3,075	-81.3%

EBITDA	28,575	30,149	-5.2%	108,292	109,369	-1.0%

% total revenues	38.3%	36.9%		38.2%	37.1%

EBIT	21,343	23,243	-8.2%	77,854	76,251	2.1%

%	28.6%	28.4%		27.4%	25.8%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) 2019 reflects reclassifications of “other revenues”.

Mexico Operating Data

	4Q20	4Q19	Var.%

Wireless Subscribers (thousands)	77,789	76,918	1.1%

Postpaid	14,537	14,350	1.3%

Prepaid	63,253	62,569	1.1%

MOU	558	535	4.3%

ARPU (MxP)	154	154	-0.2%

Churn (%)	3.6%	4.4%	(0.8)

Revenue Generating Units (RGUs)*	21,925	21,992	-0.3%

Fixed Lines	11,914	12,299	-3.1%

Broadband	10,011	9,693	3.3%

*Fixed Line and Broadband.

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

Fourth quarter net additions came in at 200 thousand, including 36 thousand postpaid adds and 164 thousand prepaids to finish the year with over 21 million wireless subs. On the fixed-line segment RGUs expanded by 47.3% after additions of 82 thousand accesses. We were able to grow our broadband base as we expanded our fiber footprint, connecting 39 thousand new accesses in the quarter.

Fourth quarter revenues, 30.3 billion Argentinean pesos, were 9.8% lower in real terms—after inflation—than a year before with service revenues down 12.4% as wireless service revenues dropped 14.7% and fixed-line service revenues rose 6.1%. The latter increase came on the back of a 34.8% jump in broadband revenues and a 29.4% rise in PayTV revenues.

The quarter’s EBITDA, 11.7 billion Argentinean pesos, was down 15.0% in real terms as we could not offset the increases in inflation-linked costs such as salaries and the dollar-denominated expenses. The EBITDA margin for the period stood at 38.5%.

INCOME STATEMENT - Argentina Millions of Constant ARS of December 2020

	4Q20	4Q19	Var.%	Jan-Dec 20	Jan-Dec 19	Var.%

Total Revenues*	30,283	33,591	-9.8%	123,628	136,408	-9.4%

Total Service Revenues	23,218	26,513	-12.4%	101,670	109,949	-7.5%

Wireless Revenues	26,879	30,444	-11.7%	110,752	125,138	-11.5%

Service Revenues	20,111	23,583	-14.7%	89,668	99,113	-9.5%

Equipment Revenues	6,769	6,861	-1.3%	21,084	26,025	-19.0%

Fixed Line Revenues	3,108	2,930	6.1%	12,003	10,835	10.8%

EBITDA	11,669	13,725	-15.0%	48,137	56,380	-14.6%

% total revenues	38.5%	40.9%		38.9%	41.3%

EBIT	8,864	11,360	-22.0%	36,992	45,803	-19.2%

%	29.3%	33.8%		29.9%	33.6%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Argentina Operating Data

	4Q20	4Q19	Var.%

Wireless Subscribers (thousands)(1)	21,494	21,894	-1.8%

Postpaid	8,430	8,448	-0.2%

Prepaid	13,065	13,446	-2.8%

MOU	89	77	15.3%

ARPU (ARP)	306	257	19.2%

Churn (%)	1.3%	1.9%	(0.5)

Revenue Generating Units (RGUs)*	1150	781	47.3%

*Fixed Line, Broadband and Television.

(1) Hybrid subscribers are now included in our postpaid figures.

Brazil

Claro continued to lead market growth in the postpaid segment as net adds for the fourth quarter came in just shy of two million, taking our postpaid base to 35.6 million subs, a 29.6% increase year-on-year. In the prepaid segment, we registered net gains of 1.2 million after several quarters of subscriber disconnections. Altogether we ended the year with 63.1 million wireless subscribers, 15.9% more than a year before. Claro maintained a positive balance from Mobile Number Portability.

On the fixed-line platform we had net disconnections of 304 thousand units in the fourth quarter, of which 183 thousand were PayTV services and 119 thousand fixed-voice accesses. In an effort to improve customer loyalty and leveraging on the advantages of our convergent platforms, Claro has been focusing on sales of our Combo Multi, integrating our fixed and mobile services.

Fourth quarter revenues topped ten billion reais rising 1.9% annually, with service revenues growing 0.4%. Mobile service revenues continued to show solid performance, expanding 7.9%, with postpaid service revenues increasing 9.7%.Fixed-line service revenues declined 5.0% following a contraction of PayTV revenues, -12.8%, and voice revenues, -17.4%, that was not fully offset by the 9.7% increase in broadband service revenues resulting from upselling of speeds and bandwidth. Postpaid mobile services are our most important source of revenues, followed by fixed-broadband services.

Fourth quarter EBITDA, 4.1 billion reais, was up 8.0% year-on-year as our EBITDA margin hit a record high of 40.4%, 2.3 percentage points higher than a year before. We are focused on increasing operating efficiencies through synergies, cost savings and digitalization.

In the fourth quarter we launched “Claro Box TV”, a streaming device with remote voice control, self-installation and lower operational costs. It is a modern alternative product in terms of content and entertainment that can enhance our commercial offers. In addition, we are adding sports-oriented content to reinforce our offer and maintain our leadership.

We launched a set of products for corporate clients like Multicloud Solutions and some Home Office solutions among others. We aim to keep expanding in the ICT sector with data, internet, managed solutions and mobility. Embratel is the only telecom operator ranked among the 10 big players in this segment.

INCOME STATEMENT - Brazil Proforma Millions of BrL

	4Q20	4Q19	Var.%	Jan-Dec 20	Jan-Dec 19	Var.%

Total Revenues*	10,075	9,883	1.9%	39,193	38,590	1.6%

Total Service Revenues	9,573	9,539	0.4%	37,850	37,391	1.2%

Wireless Revenues	4,788	4,320	10.8%	17,756	16,140	10.0%

Service Revenues	4,300	3,987	7.9%	16,468	15,008	9.7%

Equipment Revenues	488	333	46.5%	1,289	1,132	13.9%

Fixed Line Revenues	5,273	5,552	-5.0%	21,382	22,383	-4.5%

EBITDA	4,073	3,771	8.0%	15,542	14,385	8.0%

% total revenues	40.4%	38.2%		39.7%	37.3%

EBIT	961	1,415	-32.0%	5,515	5,546	-0.5%

%	9.5%	14.3%		14.1%	14.4%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Brazil Operating Data

	4Q20	4Q19	Var.%

Wireless Subscribers (thousands)	63,140	54,488	15.9%

Postpaid	35,642	27,491	29.6%

Prepaid	27,498	26,997	1.9%

MOU(1)	183	161	14.0%

ARPU (BrL)	24	20	18.5%

Churn (%)	3.4%	5.7%	(2.2)

Revenue Generating Units (RGUs)*	32,648	34,048	-4.1%

*Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Colombia

We obtained 201 thousand postpaid additions in the quarter, twice as many as in the same quarter of 2019 and a record high since 1Q11. In the prepaid segment we gained 784 thousand subs for a combined total of 985 thousand net subscriber additions. Fixed-line RGUs increased by 162 thousand units including 92 thousand broadband accesses—70 thousand of them under MINTIC programs—and 33 thousand PayTV units.

Fourth quarter revenues were up 6.6% year-on-year to 3.6 trillion Colombian pesos with service revenues rising 9.0% reflecting solid revenue growth on both the fixed-line and the mobile platforms. On the mobile one service revenues expanded 6.0% driven by postpaid revenues that increased 7.4%, with prepaid revenues growing 3.5% in a very competitive environment that includes a new entrant. On the fixed-line platform service revenue growth accelerated to 13.9%, up from 10.6% in the prior quarter, on the back of 20.9% broadband revenue growth and the sustained expansion of revenues coming from corporate networks and Pay TV services, up 15.4% and 12.9%, respectively.

Fourth quarter EBITDA rose 7.7% from the year-earlier quarter to 1.6 trillion Colombian pesos. The EBITDA margin, 43.6%, was 50 basis points higher than that of the previous year.

Since December 2019, after being granted additional spectrum in the 700MHz and the 2.5GHz frequencies, we have executed a roll-out of the latest technologies to improve our coverage and capacity to provide the best customer experience. The strength of our network allowed us to meet the demands of our clients for working remotely, homeschooling, getting information or medical attention in the course of the pandemic and we remain very supportive to keep Colombia connected. We have reinforced our digital channels, our customer service centers, call centers and agents, to ensure that we remain the top choice of our clients.

INCOME STATEMENT - Colombia Billions of COP

	4Q20	4Q19	Var.%	Jan-Dec 20	Jan-Dec 19	Var.%

Total Revenues*	3,574	3,354	6.6%	13,303	12,655	5.1%

Total Service Revenues	2,760	2,533	9.0%	10,593	9,752	8.6%

Wireless Revenues	2,439	2,374	2.7%	9,093	8,826	3.0%

Service Revenues	1,679	1,584	6.0%	6,507	6,072	7.2%

Equipment Revenues	760	790	-3.8%	2,586	2,755	-6.1%

Fixed Line Revenues	1,102	962	14.5%	4,118	3,756	9.6%

EBITDA	1,558	1,446	7.7%	5,731	5,497	4.3%

%	43.6%	43.1%		43.1%	43.4%

EBIT	898	901	-0.3%	3,281	3,235	1.4%

%	25.1%	26.9%		24.7%	25.6%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Colombia Operating Data

	4Q20	4Q19	Var.%

Wireless Subscribers* (thousands)	33,009	31,104	6.1%

Postpaid	7,765	7,351	5.6%

Prepaid	25,244	23,753	6.3%

MOU(1)	317	293	8.1%

ARPU (COP)	17,407	17,252	0.9%

Churn (%)	4.4%	4.8%	(0.4)

Revenue Generating Units (RGUs)**	8,318	7,613	9.3%

*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC). **Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Chile

Fourth quarter revenues declined 3.8% year-on-year as service revenues came down 5.7%, slowing their rate of decline relative to the prior quarter, -7.2%. The improvement stems from the fixed-line segment where service revenues rose 0.6% after at least four quarters of declines. Broadband service revenues increased 9.5% whereas PayTV revenues were up 2.6% following several quarters of contractions. We launched in December our IPTV product that enhances the value of our broadband offering. On the mobile segment service revenues dropped 10.5% in the midst of aggressive competition and pricing pressure.

The contraction in revenues led to a 23.8% decrease in EBITDA to 44.7 billion Chilean pesos, with the EBITDA margin falling to 22.0%.

INCOME STATEMENT - Chile Millions of ChPL

	4Q20	4Q19(1)	Var.%	Jan-Dec 20	Jan-Dec 19(1)	Var.%

Total Revenues*	203,138	211,071	-3.8%	777,520	835,024	-6.9%

Total Service Revenues	161,990	171,730	-5.7%	644,838	682,766	-5.6%

Wireless Revenues	127,580	136,939	-6.8%	484,713	530,056	-8.6%

Service Revenues	87,441	97,648	-10.5%	353,709	379,221	-6.7%

Equipment Revenues	40,139	39,291	2.2%	131,004	150,835	-13.1%

Fixed Line Revenues	74,549	74,082	0.6%	291,129	303,545	-4.1%

EBITDA	44,690	58,644	-23.8%	167,383	190,154	-12.0%

% total revenues	22.0%	27.8%		21.5%	22.8%

EBIT	-10,924	6,874	-258.9%	-49,663	-79,078	37.2%

%	-5.4%	3.3%		-6.4%	-9.5%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) 2019 reflects restatements of fixed and mobile revenues.

Chile Operating Data

	4Q20	4Q19	Var.%

Wireless Subscribers (thousands)	6,435	6,873	-6.4%

Postpaid	2,381	2,246	6.0%

Prepaid	4,054	4,627	-12.4%

MOU	189	171	10.5%

ARPU (ChP)	4,906	5,690	-13.8%

Churn (%)	7.2%	6.6%	0.6

Revenue Generating Units (RGUs)*	1,377	1,400	-1.6%

*Fixed Line, Broadband and Television.

Ecuador

We gained 281 thousand prepaid subscribers in the fourth quarter but also registered net disconnections of 174 thousand postpaid subscribers on account of their not having paid their bills after the grace period available during the emergency face of the pandemic. Most of them have become prepaid clients.

Revenues for the quarter declined 21.6% to 261 million dollars with service revenues falling 12.4%. Mobile service revenues were down 14.6%, mostly on account of postpaid revenues dropping 21.4%, but with prepaid revenues also falling 4.2% in a difficult economic and competitive environment. In the fixed-line segment service revenues increased 11.4% annually on the back of broadband revenues that rose 16.5% and corporate network revenues that, although small, increased 34.7%. We are seeing good adoption of our fixed-line products as we deploy fiber networks in new areas.

Following the revenue decline, EBITDA for the period dropped 23.1% to 112 million dollars. The EBITDA margin stood at 43.0%, practically unchanged from a year before.

INCOME STATEMENT - Ecuador Millions of Dollars

	4Q20	4Q19	Var.%	Jan-Dec 20	Jan-Dec 19	Var.%

Total Revenues*	261	334	-21.6%	1,077	1,321	-18.5%

Total Service Revenues	238	272	-12.4%	981	1,098	-10.6%

Wireless Revenues	234	305	-23.1%	970	1,222	-20.6%

Service Revenues	213	249	-14.6%	880	1,010	-12.8%

Equipment Revenues	22	56	-61.4%	90	212	-57.6%

Fixed Line Revenues	26	23	9.4%	105	92	13.9%

EBITDA	112	146	-23.1%	495	573	-13.5%

% total revenues	43.0%	43.8%		46.0%	43.4%

EBIT	57	90	-36.7%	274	347	-21.0%

%	21.9%	27.1%		25.4%	26.2%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Ecuador Operating Data

	4Q20	4Q19	Var.%

Wireless Subscribers (thousands)	7,929	8,493	-6.6%

Postpaid	2,005	2,675	-25.1%

Prepaid	5,925	5,818	1.8%

MOU	379	433	-12.4%

ARPU (US$)	9	10	-8.1%

Churn (%)	4.2%	4.2%	0.0

Revenue Generating Units (RGUs)*	420	446	-5.8%

*Fixed Line, Broadband and Television.

Peru

We finished December with 10.9 million wireless subscribers after adding 396 thousand wireless subscribers in the quarter–the highest figure in nearly eight years–including 223 thousand postpaid subscribers.

Fourth quarter revenues reached 1.5 billion soles, 8.0% more than a year before, with service revenues increasing 8.3%, expanding on both the fixed and the mobile platforms.

Mobile service revenue growth accelerated to 4.9% year-on-year from -0.1% in the precedent quarter with prepaid revenues up 14.2%. We booked extraordinary revenues from government aid directed at achieving greater connectivity for education purposes. Fixed-line service revenues shot up 19.5% on the back of a 45.0% expansion in broadband revenues.

The solid expansion in service revenues, along with financial and commercial discipline and a reduction in bad debt provisions, resulted in EBITDA jumping 33.6% to 547 million soles. The EBITDA margin, 37.1%, was 7.1 percentage points higher than in the year-earlier quarter.

INCOME STATEMENT - Peru Millions of Soles

	4Q20	4Q19	Var.%	Jan-Dec 20	Jan-Dec 19	Var.%

Total Revenues*	1,476	1,367	8.0%	5,069	5,200	-2.5%

Total Service Revenues	1,028	949	8.3%	3,932	3,737	5.2%

Wireless Revenues	1,183	1,139	3.8%	4,059	4,316	-6.0%

Service Revenues	767	730	4.9%	2,967	2,891	2.6%

Equipment Revenues	416	408	1.9%	1,092	1,425	-23.4%

Fixed Line Revenues	261	219	19.5%	965	846	14.1%

EBITDA	547	409	33.6%	1,773	1,510	17.4%

% total revenues	37.1%	29.9%		35.0%	29.0%

EBIT	249	134	85.8%	684	488	40.1%

%	16.9%	9.8%		13.5%	9.4%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Peru Operating Data

	4Q20	4Q19	Var.%

Wireless Subscribers (thousands)	10,948	11,611	-5.7%

Postpaid	4,215	4,149	1.6%

Prepaid	6,733	7,462	-9.8%

MOU	394	287	37.2%

ARPU (Sol)	24	21	13.4%

Churn (%)	3.6%	5.0%	(1.4)

Revenue Generating Units (RGUs)*	1,739	1,603	8.5%

*Fixed Line, Broadband and Television.

Central America

Our operations in Central America added 511 thousand wireless subscribers in the quarter, all of them prepaid, while on the fixed-line segment we gained 19 thousand broadband accesses and 11 thousand PayTV units, but disconnected 10 thousand voice lines.

Revenues totaled 577 million dollars, 5.5% less a year before, with service revenues declining 2.5% in dollar terms. Mobile service revenues were down 3.0% in the quarter, compared to -6.9% in the prior quarter, as prepaid revenues recovered alongside greater mobility of our subscribers: they were up 2.8% after several quarters of declines. The reduction in postpaid revenues, -9.4%, was in line with that of the precedent quarter. On the fixed-line segment service revenues showed a slight improvement declining from -2.6% in the third quarter to -1.4% in the fourth, supported by broadband revenues that increased 6.9% and a recovery in revenues from corporate networks, up 4.5% in the quarter.

In spite of the revenue reduction, EBITDA rose 7.5% annually to 240 million dollars. The EBITDA margin, 41.7%, rose five percentage points from a year before. All countries with the exception of Panama posted EBITDA growth in the quarter.

INCOME STATEMENT - Central America Proforma Millions of Dollars

	4Q20	4Q19(1)	Var.%	Jan-Dec 20	Jan-Dec 19(1)	Var.%

Total Revenues*	577	610	-5.5%	2,244	2,435	-7.8%

Total Service Revenues	512	525	-2.5%	2,012	2,098	-4.1%

Wireless Revenues	386	414	-6.9%	1,489	1,654	-10.0%

Service Revenues	333	344	-3.0%	1,296	1,367	-5.2%

Equipment Revenues	52	71	-25.8%	193	287	-32.8%

Fixed Line Revenues	184	189	-2.8%	738	760	-3.0%

EBITDA	240	224	7.5%	891	908	-1.8%

% total revenues	41.7%	36.7%		39.7%	37.3%

EBIT	32	84	-62.3%	226	336	-32.7%

%	5.5%	13.8%		10.1%	13.8%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) 2019 figures were restated for IFRS 16.

Central America Operating Data

	4Q20	4Q19	Var.%

Wireless Subscribers (thousands)	15,044	15,488	-2.9%

Postpaid	2,283	2,529	-9.7%

Prepaid	12,761	12,959	-1.5%

MOU(1)	186	168	11.2%

ARPU (US$)	8	8	0.8%

Churn (%)	5.4%	6.6%	(1.1)

Revenue Generating Units (RGUs)*	4,247	4,409	-3.7%

*Fixed Line, Broadband and Television. Figures have been adjusted in accordance with the methodolgy used for all AMX operations.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Caribbean

In the fourth quarter our operation in Dominicana added 144 thousand wireless subscribers, 46% more than a year before, of which 134 thousand were prepaid subscribers. Puerto Rico gained 41 thousand wireless subscribers in the quarter compared to only seven thousand in the year-earlier quarter.

Revenues were up 2.4% in Dominicana as service revenues rose 4.0% year-on-year. On the mobile platform, service revenues increased 5.7% on the back of prepaid revenues that were up 11.2%. On the fixed-line one, after three consecutive quarters of declines, service revenues increased 1.7% on the back of an 18.3% increase in broadband revenues. Revenue growth along with strict cost controls brought about a 9.3% EBITDA increase, with the EBITDA margin expanding 3.1 percentage points relative to the year-earlier quarter.

In Puerto Rico, fourth quarter revenues remained solid, increasing 10.7% year-on-year as service revenues grew 8.3%. On the mobile platform we registered service revenue expansion of 14.8% mostly coming from postpaid. We continued to funnel through Claro government aid in form of data services directed at students and teachers. On the fixed-line segment service revenues were 0.9% higher than a year before after seven quarters of declines.

EBITDA for the period doubled compared to the last quarter of 2019, as the EBITDA margin rose nearly ten percentage points.

INCOME STATEMENT - Caribbean Millions of Dollars

	4Q20	4Q19(1)	Var.%	Jan-Dec 20	Jan-Dec 19(1)	Var.%

Total Revenues*	458	453	1.0%	1,736	1,795	-3.3%

Total Service Revenues	389	389	0.0%	1,516	1,581	-4.1%

Wireless Revenues	282	279	1.2%	1,059	1,069	-0.9%

Service Revenues	222	215	3.3%	853	855	-0.3%

Equipment Revenues	60	64	-5.9%	206	214	-3.6%

Fixed Line Revenues	170	177	-3.6%	676	737	-8.4%

EBITDA	164	138	18.4%	587	579	1.5%

% total revenues	35.8%	30.5%		33.8%	32.2%

EBIT	81	55	48.7%	260	252	2.8%

%	17.7%	12.1%		14.9%	14.1%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) 2019 reflects reclassifications of fixed and mobile service revenues.

Caribbean Operating Data

	4Q20	4Q19	Var.%

Wireless Subscribers (thousands)	6,422	6,244	2.9%

Postpaid	2,066	2,028	1.8%

Prepaid	4,357	4,216	3.3%

MOU(1)	215	203	6.0%

ARPU (US$)	12	12	1.2%

Churn (%)	3.3%	3.5%	-0.2

Revenue Generating Units (RGUs)*	2,558	2,528	1.2%

*Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

United States

Following net disconnections of 194 thousand in the fourth quarter we ended the year with 20.7 million subscribers. Although we have taken measures to ensure subscriber retention in a very competitive environment, gross additions were below prior quarters partly as a result of lower spend capacity in our addressable market.

Our fourth quarter revenues, 2.1 billion dollars, were 2.6% higher than a year before with service revenues up 2.5%. ARPU was 3.7% higher than a year before at 28 dollars.

Fourth quarter EBITDA came in at 285 million dollars, 52.7% above the year-earlier quarter. The EBITDA margin was equivalent to 13.4% of revenues, up from 9.0% a year before.

INCOME STATEMENT - United States Millions of Dollars

	4Q20	4Q19	Var.%	Jan-Dec 20	Jan-Dec 19	Var.%

Total Revenues	2,125	2,071	2.6%	8,241	8,091	1.9%

Service Revenues	1,760	1,718	2.5%	6,946	6,821	1.8%

Equipment Revenues	364	352	3.3%	1,294	1,269	2.0%

EBITDA	285	186	52.7%	983	646	52.0%

% total revenues	13.4%	9.0%		11.9%	8.0%

EBIT	267	169	57.8%	910	574	58.6%

%	12.6%	8.2%		11.0%	7.1%

United States Operating Data

	4Q20	4Q19	Var.%

Wireless Subscribers (thousands)	20,682	20,876	-0.9%

Straight Talk	9,604	9,382	2.4%

SafeLink	2,035	2,173	-6.3%

Other Brands	9,043	9,321	-3.0%

MOU	666	594	12.0%

ARPU (US$)	28	27	3.7%

Churn (%)	3.5%	4.2%	(0.7)

A1 Telekom Austria Group

A growing number of new COVID-19 infections prompted almost all governments in our footprint to impose certain lockdown measures from November 2020. Our operations were well prepared and adjusted well to the new conditions. We have worked to improve the operational efficiencies to absorb the negative impact from lower roaming revenues and handset sales.

Our mobile base ended the year at 21.9 million rising 2.7% year on year. Postpaid subscribers were up in almost every market driven by the strong demand for mobile WiFi routers. On the fixed line platform, RGUs came down 1.6% driven by the decline in voice lines in Austria and Croatia. In the rest of the CEE markets RGUs rose on the back of broadband and PayTV units.

Total revenues came down 1.2% with service revenues remaining flat in spite of a sharp decline in roaming revenues and the depreciation of the Belarussian ruble. Adjusting for the aforementioned effects, service revenues would have increased 2.5%. In Austria, service revenues increased 1.0% as the high demand of mobile WiFi routers and the adoption of 5G services and high-value plans more than offset the reduction in roaming losses. In our CEE markets, Bulgaria posted service revenue growth in both the mobile and the fixed platforms whereas in the rest of the markets revenues were affected by the decline in roaming revenues and by foreign exchange losses. Excluding one-offs and the foreign exchange effects, service revenues from our international operations would have grown 5.2%.

Group EBITDA increased 2.5% on the back of operational efficiencies. Adjusted for one-offs and restructuring charges, EBITDA would have grown 5.0% at constant exchange rates. In Austria, EBITDA was up 3.8%. Excluding restructuring charges it increased 4.2%. EBITDA from our international operations was down 1.2% in Euro terms mostly reflecting the depreciation of the Belarussian ruble; Bulgaria Croatia, Serbia and Macedonia registered EBITDA increases.

INCOME STATEMENT (In accordance with IFRS 16) - A1 Telekom Austria Group

Millions of Euros

	4Q20	4Q19	Var.%	Jan-Dec 20	Jan- Dec 19	Var.%

Total Revenues	1,186	1,200	-1.2%	4,549	4,565	-0.3%

Total service revenues	961	963	-0.1%	3,805	3,805	0.0%

Wireless service revenues	517	520	-0.7%	2,071	2,075	-0.2%

Fixed-line service revenues	445	442	0.5%	1,733	1,730	0.2%

Equipment revenues	196	213	-8.1%	659	664	-0.7%

Other operating income	28	25	15.1%	86	96	-10.8%

EBITDA	364	355	2.5%	1,577	1,561	1.0%

% total revenues	30.7%	29.6%		34.7%	34.2%

Adjusted EBITDA(1)	387	377	2.8%	1,661	1,645	1.0%

% total revenues	32.6%	31.4%		36.5%	36.0%

EBIT	129	118	9.6%	639	615	3.9%

% total revenues	10.9%	9.8%		14.0%	13.5%

For further detail please visit www.a1.group/en/investor-relations

(1) Does not include restructuring charges in Austria.

A1 Telekom Austria Group Operating Data

	4Q20	4Q19	Var.%

Wireless Subscribers (thousands)	21,864	21,288	2.7%

Postpaid	17,822	16,955	5.1%

Prepaid	4,042	4,334	-6.7%

MOU(1)	451	370	21.8%

ARPU (Euros)	8	8	-2.3%

Churn (%)	1.3%	2.0%	(0.7)

Revenue Generating Units (RGUs)*	6,050	6,148	-1.6%

*Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Exchange Rates Local Currency Units per MxP

	4Q20	4Q19	Var.%	Jan-Dec 20	Jan-Dec 19	Var.%
Euro
End of Period	0.0410	0.0473	-13.3%	0.0410	0.0473	-13.3%
Average	0.0406	0.0468	-13.2%	0.0408	0.0464	-12.1%
U.S.
End of Period	0.0501	0.0531	-5.5%	0.0501	0.0531	-5.5%
Average	0.0484	0.0518	-6.5%	0.0465	0.0519	-10.3%
Brazilean Real
End of Period	0.2605	0.2139	21.8%	0.2605	0.2139	21.8%
Average	0.2618	0.2133	22.7%	0.2397	0.2047	17.1%
Argentinean Peso
End of Period	4.2183	3.1780	32.7%	4.2183	3.1780	32.7%
Average	3.8772	3.0777	26.0%	3.2868	2.5015	31.4%
Chilean Peso
End of Period	35.6389	39.7311	-10.3%	35.6389	39.7311	-10.3%
Average	36.8739	39.1008	-5.7%	36.8512	36.4754	1.0%
Colombian Peso
End of Period	172.0664	173.8979	-1.1%	172.0664	173.8979	-1.1%
Average	177.4269	176.6557	0.4%	171.8683	170.3195	0.9%
Guatemalan Quetzal
End of Period	0.3907	0.4085	-4.4%	0.3907	0.4085	-4.4%
Average	0.3774	0.4001	-5.7%	0.3594	0.3996	-10.1%
Peruvian Sol
End of Period	0.1817	0.1760	3.2%	0.1817	0.1760	3.2%
Average	0.1746	0.1743	0.2%	0.1627	0.1733	-6.1%
Dominican Republic Peso
End of Period	2.9275	2.8235	3.7%	2.9275	2.8235	3.7%
Average	2.8308	2.7428	3.2%	2.6554	2.6765	-0.8%

Exchange Rates Local Currency Units per USD

	4Q20	4Q19	Var.%	Jan-Dec 20	Jan-Dec 19	Var.%

Euro
End of Period	0.8186	0.8918	-8.2%	0.8186	0.8918	-8.2%
Average	0.8384	0.9031	-7.2%	0.8761	0.8933	-1.9%
Mexican Peso
End of Period	19.9487	18.8452	5.9%	19.9487	18.8452	5.9%
Average	20.6420	19.2926	7.0%	21.4860	19.2641	11.5%
Brazilean Real
End of Period	5.1967	4.0307	28.9%	5.1967	4.0307	28.9%
Average	5.4031	4.1148	31.3%	5.1508	3.9438	30.6%
Argentinean Peso
End of Period	84.1500	59.8900	40.5%	84.1500	59.8900	40.5%
Average	80.0335	59.3759	34.8%	70.6203	48.1899	46.5%
Chilean Peso
End of Period	710.9500	748.7400	-5.0%	710.9500	748.7400	-5.0%
Average	761.1529	754.3568	0.9%	791.7846	702.6654	12.7%
Colombian Peso
End of Period	3,432.5000	3,277.1400	4.7%	3,432.5000	3,277.1400	4.7%
Average	3,662.4531	3,408.1473	7.5%	3,692.7591	3,281.0504	12.5%
Guatemalan Quetzal
End of Period	7.7938	7.6988	1.2%	7.7938	7.6988	1.2%
Average	7.7905	7.7186	0.9%	7.7220	7.6986	0.3%
Peruvian Sol
End of Period	3.6240	3.3170	9.3%	3.6240	3.3170	9.3%
Average	3.6046	3.3628	7.2%	3.4966	3.3382	4.7%
Dominican Republic Peso
End of Period	58.4000	53.2100	9.8%	58.4000	53.2100	9.8%
Average	58.4342	52.9148	10.4%	57.0548	51.5599	10.7%

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscriber base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS	Short Message Service.

SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2021	AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Carlos José García Moreno Elizondo
	Name:	Carlos José García Moreno Elizondo
	Title:	Chief Financial Officer